Exhibit 21
FuelCell Energy, Inc
Subsidiaries of the Registrant

Entity Name	State / Country of Incorporation
FCE FuelCell Energy, Ltd. *	Canada
Alliance Monterey, LLC **	California
Alliance Star Energy, LLC **	California
Alliance TST Energy, LLC **	California
Bridgeport Fuel Cell Park, LLC *	Connecticut
ERG-Milford, LLC *	Connecticut
ERG-Connecticut, LLC *	Connecticut
Star Energy East, LLC *	Connecticut
Long Beach Clean Energy, LLC *	New York
FuelCell Energy Solutions GmbH *	Germany
FCE Korea, Ltd *	South Korea

*	These entities are wholly-owned subsidiaries of FuelCell Energy, Inc.

**	These entities are joint ventures with Alliance Power, Inc. FuelCell Energy, Inc. has an 80% ownership interest in these entities.